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Brian Lenz
Software Engineer & Architect

Charleston, South Carolina Area · 187 connections · **Contact info**

 **Narrative Company**

University of Washington

Experience

 **Founder & CTO**
Narrative Company
Sep 2017 – Present · 2 yrs 1 mo

 **VP & CTO**
Social Strata, Inc.
Jun 2000 – Present · 19 yrs 4 mos

Social Strata is a software company that specializes in online community. Our latest social platform is called Hoop.la. Find it at www.hoop.la.

At Social Strata, I oversee all aspects of our technology, from infrastructure and sy... See more

Education

 **University of Washington**
BS, Computer Engineering
1997 – 2001

Skills & Endorsements

Tomcat · 8

Endorsed by **3 of Brian's colleagues at Social Strata, Inc.**

REST · 8

Ryan Jensen and 7 connections have given endorsements for this skill

SQL · 6

Ryan Jensen and 5 connections have given endorsements for this skill

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Recommendations

Received (0) **Given (4)**

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Somo Global
May 28, 2019, Brian was senior
to Frank but didn't manage
directly

was to research and make a recommendation on the tech stack
to use. After lots of consideration, discussion, and debate, we
went with the full stack he recommended: TypeScrip... **See more**

Carol-ann Bond
Social Content Manager at
Saatchi & Saatchi
(**currently on maternity
leave**)
January 15, 2018, Carol-ann
was a client of Brian's

Carol-ann was the community manager who led the initial
community rollout for the YourGoodSkin community on our
Hoop.la platform. We worked together from conception to
requirements gathering, implementation, and launch. Carol-ann
showed her community management expertise throu... **See more**

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